EXHIBIT (a)(5)(J)

COUGHLIN STOIA GELLER

RUDMAN & ROBBINS LLP

DARREN J. ROBBINS (168593)

RANDALL J. BARON (150796)

A. RICK ATWOOD, JR. (156529)

DAVID T. WISSBROECKER (243867)

AARON W. BEARD (228825)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

MURRAY, FRANK & SAILER LLP

BRIAN P. MURRAY

275 Madison Avenue, Suite 801

New York, NY 10016

Telephone: 212/682-1818

212/682-1892 (fax)

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

MARIKA DALESANDRO, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

vs.

CHARLOTTE RUSSE HOLDING, INC.,

JOHN D. GOODMAN,

EMILIA FABRICANT,

MICHAEL J. BLITZER,

PAUL R. DEL ROSSI,

HERBERT J. KLEINBERGER,

LEONARD H. MOGIL,

JENNIFER C. SALOPEK,

ADVENT INTERNATIONAL CORPORATION, and

DOES 1-25, inclusive.

Defendants.

Case No. 37-2009-00097524-CU-BT-CTL CLASS ACTION COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Complaint based upon self-dealing and breach of fiduciary duty

INTRODUCTION

1.         This is a stockholder class action brought by plaintiff on behalf of the holders of Charlotte Russe Holding, Inc. (“Charlotte Russe” or the “Company”) common stock against Charlotte Russe and its directors arising out of their breaches of fiduciary duty in connection with their efforts to complete the sale of Charlotte Russe to Advent International Corporation (“Advent”) through an unfair process and at an unfair price, via tender offer for $17.50 per share (the “Proposed Buyout”). Charlotte Russe’s directors were aided and abetted by the Company and Advent in breaching their fiduciary duties. This action seeks equitable relief only.

2.         Charlotte Russe operates as a mall-based specialty retailer of apparel and accessories targeting young women in their teens and twenties. Its products also include footwear and jewelry. As of September 27, 2008, it operated 487 Charlotte Russe retail stores in 45 states and Puerto Rico.

3.         Although Charlotte Russe’s stock price sunk as low as $4 per share in December 2008, consistent with the overall economic downturn, the Company’s stock has rebounded nicely over the past eight months, trading as high as $15.71 on August 7, 2009. The Proposed Buyout offers barely a 10% premium over this recent trading high, meaning that shareholders are not being offered anything significant of value in exchange for giving up control of the Company.

4.         Charlotte Russe’s consistently strong performance and rising stock price has been fueled by a well-enacted plan to address deteriorating business conditions caused by rapid store expansion, inadequate internal controls and poor merchandising. As part of the Company’s business redirection, it hired a retail consultant, addressed operational, merchandising and inventory control issues, and replaced the Company’s entire management team. These efforts have produced significant positive results for Charlotte Russe, including a 3.3% increase in net sales posted for second quarter 2009, and an even more dramatic 4.9% increase in net sales reported for third quarter 2009. The Company’s stock price has been steadily rising in response, even while other retailers post losses or announce they are shutting their doors.

5.	Charlotte Russe’s shareholders will not be permitted to share in these long-term

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

gains for the Company, however. The Company was put “in play” by overtures from Charlotte Russe’s formerly largest shareholder Allan Karp and his related entities, resulting in a public announcement in January 2009 that the Company would begin pursuing strategic alternatives, including sale-of-the-Company options. What resulted was a flawed process catered toward Advent, a private equity buyer that defendants knew would provide existing management with continuing employment and an equity stake in the Company after it was taken private. Indeed, in connection with the Proposed Buyout, defendants John D. Goodman (“Goodman”), the Company’s Chief Executive Officer (“CEO”), and Emilia Fabricant (“Fabricant”), the Company’s President and Chief Merchandising Officer (“CMO”), along with other high-level Company executives (including Frederick Silny (“Silny”), the Company’s Executive Vice President, Chief Financial Officer (“CFO”) and Treasurer, Edward Wong, the Company’s Chief Operating Officer (“CFO”) and Sandra Tillet (“Tillet”), the Company’s Executive Vice President, Store Operations), have agreed to compensation agreements with Advent that provide for continuing employment, equity rollover, and the additional equity interests in the Company going forward. Goodman, Fabricant and Silny were hired in December 2008 after the Company was put in play, and after an initial indication of interest was received from Advent, and thus steered the process towards Advent to ensure their personal interests were addressed in the Proposed Buyout.

6.         The Proposed Buyout will take the form of a tender offer, which commenced on August 31, 2009, and is scheduled to close on September 28, at 12:00 a.m. midnight, New York City time.

7.         To lock up the Proposed Buyout, defendants have agreed to modify the Company’s existing shareholder rights plan, or “poison pill,” so that only the Proposed Buyout would be excluded from triggering the poison pill. The poison pill lock-up prevents any other prospective bidder from making an offer directly to shareholders without approval by the Board of Directors (the “Board”).

8.         In addition, the Board agreed to provide Advent with a “top-up” provision in the merger agreement. The top-up provision allows Advent to purchase for nominal value from the

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Company’s treasury all the shares that it needs to reach the 90% share ownership threshold necessary to effectuate a “short-form” merger and squeeze out the Company’s minority shareholders as long as Advent secures tender of one share over 50% of the Company’s outstanding shares.

9.         Furthermore, as part of the merger agreement, the Board agreed to several other preclusive deal protection devices, including: (i) a no-solicitation clause that prevents Charlotte Russe from communicating with or providing confidential Company information to competing bidders except under extremely limited circumstances; (ii) a “matching-rights” provision that allows Advent 24 hours to match or exceed any competing bid in the unlikely event such a bid emerges; and (iii) a termination-fee provision that requires Charlotte Russe to pay Advent $11,408,506 if the Proposed Buyout is terminated in favor of a superior proposal, and/or $2.5 million if Advent does not receive tender of at least 50% of the Company’s shares.

10.       These defensive measures effectively preclude anyone else who might be interested in paying more than Advent for Charlotte Russe from making a successful topping bid, or taking their bids directly to the Company’s owners, its shareholders, and allowing the shareholders to decide for themselves whether to accept an alternate proposal in lieu of the Proposed Buyout.

11.       On August 31, 2009, in connection with the launch of the tender offer, defendants filed with the Securities and Exchange Commission (“SEC”) and disseminated to shareholders a materially misleading Solicitation and Recommendation Statement on Schedule 14D-9 (the “14D-9”), that recommends Charlotte Russe shareholders tender their shares to Advent. The 14D-9 is materially misleading because, among other things, it omits or misrepresents material information that shareholders need to be able to decide whether to tender their shares, including information regarding: (i) conflicts of interests that burdened the sales process; (ii) the sales process for the Company; (iii) the intrinsic value of the Company on a stand-alone basis; (iv) strategic alternatives for the Company; and (v) the data and inputs underlying the financial valuation of the Board’s financial advisors, Cowen and Company LLC (“Cowen”) and Peter J.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Solomon Company L.P. (“PJSC”).

12.       In pursuing the unlawful plan to sell Charlotte Russe, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.

13.       Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Buyout, that the Proposed Buyout is conducted in a manner that is not overtly improper, unfair and unlawful, and that shareholders are provided with all material information concerning the Proposed Buyout before being asked to tender their shares to Advent.

JURISDICTION AND VENUE

14.       This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California. This action is not removable.

15.       Venue is proper in this Court because the conduct at issue took place and had an effect in this County. Charlotte Russe’s principal place of business is located at 4645 Morena Boulevard, San Diego, California.

PARTIES

16.       Plaintiff Marika Dalesandro is, and at all times relevant hereto was, a shareholder of Charlotte Russe.

17.       Defendant Charlotte Russe, a Delaware corporation, operates as a mall-based specialty retailer of apparel and accessories targeting young women in their teens and twenties. Its products also include footwear and jewelry.

18.       Defendant Goodman is the Company’s CEO and has been a director since November 2008.

19.       Defendant Fabricant is the Company’s President and CMO and has been a director since November 2008.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

20.       Defendant Michael J. Blitzer (`Blitzer”) has been a director of the Company since July 2007.

21.       Defendant Paul R. Del Rossi (“Del Rossi”) has been a director of the Company since January 2000.

22.       Defendant Herbert J. Kleinberger (“Kleinberger”) has been a director of the Company since October 2007.

23.       Defendant Leonard H. Mogil (“Mogil”) has been a director of the Company since August 2001. Mogil served as the Company’s interim CEO and Chief Financial Officer (“CFO”) from July 2007 to November 2008.

24.       Defendant Jennifer C. Salopek (“Salopek”) has been a director of the Company since February 2006 and currently serves as the Chairman of the Board.

25.       Defendant Advent is a leading global private equity firm with significant expertise in the retail sector.

26.       The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

27.       The defendants named above in ¶¶18-24 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

28.       In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of Charlotte Russe, are obligated to refrain from:

(a)       participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)	participating in any transaction where the directors or officers receive or

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation;

(c)       unjustly enriching themselves at the expense or to the detriment of the public shareholders; and/or

(d)       failing to provide shareholders will all material information in connection with a fundamental business transaction.

29.       Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the proposed sale of Charlotte Russe, are violating the fiduciary duties owed to plaintiff and the other public shareholders of Charlotte Russe, including their duties of loyalty, good faith, independence and indepence, insofar as they stand on both sides of the transaction and are engaging in self-dealing and obtaining for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class, and have failed and are filing to provide shareholders with all material information concerning the Proposed Buyout.

30.       Because the Individual Defendants are breaching and have breached their duties of loyalty, good faith and independence in connection with the proposed sale of Charlotte Russe, the burden of proving the inherent or entire fairness of the Proposed Buyout, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

31.       Plaintiff brings this action individually and as a class action pursuant to §382 of the California Code of Civil Procedure on behalf of all holders of Charlotte Russe common stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

32.	This action is properly maintainable as a class action.

33.       The Class is so numerous that joinder of all members is impracticable. According to Charlotte Russe’s SEC filings, there are more than 21 million shares of Charlotte Russe common stock outstanding.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

34.       There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)       whether defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Buyout;

(b)       whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Buyout;

(c)       whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Charlotte Russe;

(d)       whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Buyout, including the duties of good faith, diligence, candor and fair dealing;

(e)       whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(f)        whether defendants have failed to provide all material information to shareholders in connection with the Proposed Buyout; and

(g)       whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

35.       Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

36.       Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

37.       The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

38.       Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

39.       Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

40.       Charlotte Russe operates as a mall-based specialty retailer of apparel and accessories targeting young women in their teens and twenties. Its products also include footwear and jewelry. As of September 27, 2008, it operated 487 Charlotte Russe retail stores in 45 states and Puerto Rico.

41.       Although Charlotte Russe’s stock price sunk as low as $4 per share in December 2008, consistent with the overall economic downturn, the Company’s stock has rebounded nicely over the past eight months, trading as high as $15.71 on August 7, 2009. The Proposed Buyout offers barely a 10% premium over this recent trading high, meaning that shareholders are not being offered anything significant of value in exchange for giving up control of the Company.

42.       Charlotte Russe’s consistently strong performance and rising stock price has been fueled by a well-enacted plan to address deteriorating business conditions caused by rapid store expansion, inadequate internal controls and poor merchandising. As part of the Company’s business redirection, it hired a retail consultant, addressed operational, merchandising and inventory control issues, and replaced the Company’s entire management team.

43.       Specifically, in mid-2008, the Company developed a new five-prong strategy to correct a legacy of errors and solve operation, merchandising and inventory performance issues.

44.       In summer 2008, the Board decided to replace the Company’s existing management team. While conducting a search for a new management team, the Board stepped in to run the Company’s operations, and decided to cause the Company to take significant markdowns to address legacy inventory issues and store impairment charges.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

45.       In November 2008, the Board hired a new management team, which included defendants Goodman and Fabricant and the Company’s CFO Silva.

46.       Thereafter, Company management embarked on the five-prong strategy to improve the Company’s results, which included:

(a)       Brand Positioning: relaunching Charlotte Russe as a leading brand to better serve current customers and capture expanded base through enhanced design, quality and style;

(b)       Merchandise Assortment: enhancing product mix through improved planning, production, design and execution;

(c)       Inventory Optimization: refining buying process and bringing a greater level of discipline to inventory planning and allocation;

(d)       Real Estate Productivity: pursuing more proactive approach to managing fleet and maximizing unit level contribution and return on invested capital; and

(e)       Capital Utilization: utilizing disciplined return-oriented approach to capital utilization.

47.       These efforts have produced significant positive results for Charlotte Russe and fueled a meteoric rise in the Company’s stock price, from as low as $4 per share in December 2008 to as high as $15.71 on August 7, 2009.

48.       The Company has consistently released stellar results in 2009. On April 16, 2009, the Company announced its results for the second quarter and six months ended March 28, 2009:

Second quarter fiscal 2009 net sales increased 3.3% to $191.2 million, compared to $185.1 million in the second quarter of fiscal 2008. Comparable store sales for the period decreased 8.0%. Net loss for the 2009 second quarter was $0.8 million, or $0.04 per diluted share compared to net income of $4.2 million, or $0.17 per diluted share for the same period in 2008. In the second quarter of fiscal 2009, the Company recorded cash charges of $1.5 million for expenses related to proxy solicitation, management transition and severance, as well as costs related to the review of strategic alternatives and subsequent sale process. The Company also recorded a non-cash charge of $1.6 million for store impairment. Diluted earnings per share, excluding the aforementioned expenses, were $0.04. At quarter-end, comparable store inventories were down 18.4%. The Company opened one new store during the period.

Net sales for the six month period ended March 28, 2009 were $431.9 million compared to $423.3 million in the same period of fiscal 2008. Comparable store sales for the period decreased 8.6%. Net loss for the first six months of fiscal

Complaint based upon self-dealing and breach of fiduciary duty

2009 was $3.7 million, or $0.18 per diluted share compared to net income of $18.2 million, or $0.73 per diluted share, in the year ago period. In the first six months of fiscal 2009, the Company recorded cash charges of $3.8 million for expenses related to proxy solicitation, management transition and severance, as well as costs related to the review of strategic alternatives and subsequent sale process. The Company also recorded a non-cash charge of $1.6 million for store impairment. Diluted loss per share, excluding the aforementioned expenses, was $0.03.

49.       On July 21, 2009, the Company announced financial results for the third quarter and nine months ended June 27, 2009:

Third quarter fiscal 2009 net sales increased 4.9% to $202.7 million, compared to $193.2 million in the third quarter of fiscal 2008. Comparable store sales for the period decreased 3.6%. Net income for the 2009 third quarter was $6.3 million, or $0.29 per diluted share compared to $6.6 million, or $0.31 per diluted share, for the same period in 2008. In the third quarter of fiscal 2009, the Company recorded cash charges of $1.3 million related to expenses for proxy solicitation, management transition and severance, as well as costs related to the review of strategic alternatives and subsequent sale process. Third quarter 2009 diluted earnings per share, excluding the aforementioned expenses, were $0.33. The Company opened seven new stores and closed two locations during the period.

Net sales for the nine month period ended June 27, 2009 increased 2.9% to $634.6 million compared to $616.5 million in the same period of fiscal 2008. Comparable store sales for the period decreased 7.1%. Net income for the first nine months of fiscal 2009 was $2.5 million, or $0.12 per diluted share, compared to $24.8 million, or $1.04 per diluted share, for the same period in fiscal 2008. In the first nine months of fiscal 2009, the Company recorded cash charges of $5.0 million related to expenses for proxy solicitation, management transition and severance, as well as costs associated with the review of strategic alternatives and subsequent sale process. The Company also recorded a non-cash charge of $1.6 million for store impairment. Diluted earnings per share, excluding the aforementioned expenses, were $0.29.

50.       As the revamped Company continues to improve, fueled by its five-prong plan, Charlotte Russe’s shareholders will not be permitted to share in these long-term gains for the Company. The Company was put “in play” by overtures from Charlotte Russe’s formerly largest shareholder Allan Karp and his related entities, which began in late 2007. In response to Karp’s overtures, the Company enacted a number of defensive measures, including a share repurchase plan, adoption of a poison pill, and various changes to the Company’s notice and consent provisions in its By-Laws. The Karp entities made a formal proposal for the Company in November 2008, which the Board rejected.

51.	In August 2008, Advent approached the Company with a potential acquisition

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

proposal, which the Company did not immediately respond to.

52.       In November 2008, the Company announced the hiring of Goodman, Fabricant and Silny, who were hired with the knowledge that the Company was in play and had been approached by a private equity buyer inclined to provide them with jobs and equity rollover if the Company was sold.

53.       Also in November 2008, the Company set up a so-called “special committee” to consider further responses to the Karp overtures. Although the special committee would later be touted as a mechanism to protect against conflicts of interests in the sales, the special committee was not fully functioning and failed to act independently from management, who attended nearly all the special committee meetings.

54.       On January 13, 2009, Advent made a formal proposal for the Company. In response, the Company announced publicly that it would begin pursuing strategic alternatives, including sale-of-the-Company options. The Company purportedly reached out to 79 potential bidders in the process, although there is no indication in the 14D-9 of how many of these bidders were strategic buyers as opposed to financial buyers, nor is it disclosed how many of the five bidders that eventually made preliminary bids were financial or strategic buyers. The only material detail of this process that the 14D-9 does disclose is that the two potential buyers for the Company new the end of the process, Advent and “Bidder B,” had made clear that they intended to retain management and offer equity packages.

55.       Accordingly, the results of the unfair process appear decidedly preordained. Not surprisingly, as announced on August 24, 2009, in a press release entitled “Charlotte Russe Holding, Inc. Agrees to be Acquired by Advent International Corporation for $17.50 Per Share In Cash,” the Board entered into a merger agreement with Advent, which promised to retain management and offer management an equity stake in the Company going forward.

Charlotte Russe Holding, Inc., a leading mall-based specialty retailer for young women, announced today that it has entered into a definitive agreement to be acquired and taken private by investment funds managed by Advent International Corporation, a leading global private equity firm with significant expertise in the retail sector.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Under the terms of the merger agreement, an affiliate of Advent will commence a tender offer to purchase for cash all of the outstanding shares of Charlotte Russe common stock, and the associated preferred stock purchase rights, at a price of $17.50 per share, for a total value of approximately $380 million. The tender offer is expected to commence on or before August 31, 2009 and to expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. Following completion of the tender offer, the parties will complete a second-step merger in which any remaining shares of Charlotte Russe will be converted into the right to receive the same price per share paid in the tender offer.

Jennifer Salopek, Chairman of Charlotte Russe, said, “After careful consideration of a full range of strategic alternatives, including an extensive, publicly announced sale process, we are pleased to have reached this agreement with Advent, which creates substantial value for our stockholders. This transaction represents a premium of 255% over Charlotte Russe’s closing share price on January 21, 2009, the day we announced we were exploring strategic alternatives, a premium of 169.6% over our closing share price on March 11, 2009, the day before we announced we were pursuing a sale process, and a premium of 26.9% over our closing share price on August 21, 2009, the last trading day before the merger agreement was signed. Advent’s desire to add Charlotte Russe to its portfolio underscores our solid business model, the talent of our people and the significant progress we have made in transforming Charlotte Russe into a top-tier specialty retailer.”

John Goodman, Chief Executive Officer of Charlotte Russe, said, “Over the last several quarters, we have worked diligently, increasing our focus on individual store performance metrics, better merchandising and implementing best retail practices to improve operational performance, profitability and shareholder returns. Advent brings in-depth sector knowledge of the rapidly changing retail landscape and an exceptional track record of supporting growth. I am confident that this partnership will create opportunities for our employees and positions us well for the future.”

David Mussafer, a Managing Partner at Advent, said, “We are excited to purchase Charlotte Russe and to work with former Old Navy president Jenny Ming, an Advent operating partner, to build on the foundation established by the management team.”

The Board of Directors of Charlotte Russe has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, based upon, among other factors, the approval and recommendation of a Special Committee of the Board, and has resolved to recommend that Charlotte Russe stockholders tender their shares in connection with the tender offer contemplated by the merger agreement. The transactions are subject to customary closing conditions, but are not subject to any financing condition.

56.       Indeed, because management is newly hired, in the fall of 2008, it is difficult to understand why Goodman, Fabricant or any other of the new hires would have agreed to join Charlotte Russe in the middle of sales process unless they realized they could direct the process

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

towards a private equity buyer that would provide them with continuing employment and an equity stake in the private company. Indeed, in connection with the Proposed Buyout, defendants Goodman and Fabricant along with other high-level Company executives (including Silny, Wong and Tillet) agreed to compensation agreements with Advent that provide for continuing employment, equity rollover, and additional equity interests in the Company going forward.

57.       The Board has conceded that the sales process posed conflicts of interest for the management directors because they setup a so-called “special committee” in an attempt create the false appearance that the sales process was somehow fair.

58.       Indeed, the sales process could not help but be fraught with conflicts of interest because of the presence of a private equity firm buyer that would likely retain management. Such problems were highlighted in a September 8, 2006 Wall Street Journal article entitled “In Some Deals, Executives Get a Double Payday.” That article stated:

Private-equity firms have notched seven of the 10 largest leveraged buyouts of all time this year. For the top executives of the target companies, such deals could be the difference between being rich and being very rich.

That is because in many cases the executives are both buying and selling the company. Consider a trio of massive deals: The bids for HCA Inc., Kinder Morgan Inc. and Aramark Corp., valued at more than $40 billion combined, all have involved top executives teaming up with private-equity firms to buy their own companies and to continue running them.

As increasing numbers of executives heed the siren call of private-equity firms, the dynamic pitting shareholders against management is bound to intensify. (Private-equity firms buy companies or divisions using vast amounts of debt and later sell them or bring them public.)

In such cases, management, with all its detailed knowledge of the company, goes from being a seller striving for a high price to being a buyer looking for an attractive price. Usually the sale of a public company involves an auction or a competitive-bidding process. But when management joins the private-equity buyers, there often isn’t such an open procedure, and the process is especially fraught with potential conflicts of interest.

“Every private-equity firm markets itself to its potential investors on the basis of its access to deals, preferably exclusive access to deals” without competitive bidding, says Douglas Cifu, a merger-and-acquisition lawyer with Paul, Weiss, Rifkind, Wharton & Garrison LLP. “But when you are a public company, you have a fiduciary obligation to maximize the value of the company.”

“The strength of the private-equity firms is their high-powered

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

compensation,” says Josh Lerner, a professor at Harvard Business School. “Can it lead to the temptation of being bought out so management can get the pot of gold?”

59.	The article continued:

Managements that team up with private-equity firms typically make buyout offers that are acceptable - though not necessarily blowout deals for shareholders. In fact, a rhythm has developed around the classic management buyouts. Managers make their proposal, and a few months later the two sides agree to a slightly higher new price. In the Aramark deal, the per-share price for Aramark ended up at $33.80, up from the original offer of $32.

While some boards are diligent in vetting deals, the process sometimes is skewed in favor of a sale. For example, there usually is a period when other bidders can come forth with offers. But if that window is short, the likelihood of a rival bid emerging isn’t large, since potential buyers won’t have time to perform due diligence. Special committees charged with weighing deals also can set breakup fees that make rival bidders pay dearly to get rid of the original buyer.

That is exactly what is happening here.

60.       In another article, entitled “Investors, Watch Your Wallets if Managers Lead the Buyout,” in The New York Times July 30, 2006 edition, Andrew Ross Sorkin noted: “Despite all the excitement over these enormous management-led buyouts, they actually tend to be poor deals for shareholders - except perhaps for the insiders who increasingly appear to be buying their own companies at steep discounts.”

61.       In an editorial dated September 3, 2006, in The New York Times, Ben Stein addressed the issue of management buyouts and the inherent conflicts that ensue:

The managers do these deals only to make money. It’s business, after all. They do them to make money off the assets of the stockholders. They could, if they wished, sell off the assets or otherwise manage them for the good of the stockholders. (Again, the assets of public companies do belong to the stockholders as basic law.) Instead, they buy the assets on the cheap and sell them off for their own management benefit, or they manage the company differently for the benefit of themselves and their buyout partners.

But as a matter of basic fiduciary duty law, managers are bound to put the interests of stockholders ahead of their own, in each and every situation. By buying the assets on the cheap and then reaping the benefits, management is breaching that fiduciary duty, or so it seems to me. Likewise, if the managers can run the company more profitably, they owe it to the stockholders to do that for them.

Then there is the matter of conflict of interest. Management, as a matter of course, is supposed to avoid any conflict of interest with its trustors, the public shareholders, or even the appearance of it. But in a management buyout,

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

management is seeking to pay the least it can get away with for the assets of the public holders, while the public holders want the most they can get.

62.       Defendants’ decision to sell to a private equity firm is even more surprising in light of the fact that the credit markets remain constricted, and strategic buyers with cash on hand for acquisitions can offer far greater premiums than private equity buyers who cannot secure highly leveraged transactions with the current credit climate to provide them with the internal rates of return necessary to justify the purchase to their investors.

63.       Thus the Proposed Buyout is the result of a flawed sales process, agreed to at an unfair price, catered toward Advent, a private equity buyer much more likely to provide existing management with continuing employment and an equity stake in the Company after it was taken private.

64.       The Proposed Buyout will take the form of a tender offer, which commenced on August 31, 2009, and is scheduled to close on September 28, 2009, at 12 am midnight, New York City time.

65.       Defendants have exacerbated their breaches of fiduciary duty by entering into certain deal protections devices that make the Proposed Buyout a fait accompli. To lock up the Proposed Buyout, defendants have agreed to modify the Company’s existing shareholder rights plan, or “poison pill,” so that only the Proposed Buyout would be excluded from triggering the poison pill. The poison pill lock-up prevents any other prospective bidder from making an offer directly to shareholders without Board approval.

66.       In addition, the Board agreed to provide Advent with a “top-up” provision in the merger agreement. The top-up provision allows Advent to purchase for nominal value from the Company’s treasury all the shares that it needs to reach the 90% share ownership threshold necessary to effectuate a “short-form” merger and squeeze out the Company’s minority shareholders as long as Advent secures tender of one share over 50% of the Company’s outstanding shares.

67.       Furthermore, as part of the merger agreement, the Board agreed to several other preclusive deal protection devices, including: (i) a no-solicitation clause that prevents Charlotte

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Russe from communicating with or providing confidential Company information to competing bidders except under extremely limited circumstances; (ii) a “matching-rights” provision that allows Advent 24 hours to match or exceed any competing bid in the unlikely event such a bid emerges; and (iii) a termination-fee provision that requires Charlotte Russe to pay Advent $11,408,506 if the Proposed Buyout is terminated in favor of a superior proposal, and/or $2.5 million if Advent does not receive tender of at least 50% of the Company’s shares.

68.       These defensive measures effectively preclude anyone else who might be interested in paying more than Advent for Charlotte Russe from making a successful topping bid, or taking their bids directly to the Company’s owners, its shareholders, and allowing the shareholders to decide for themselves whether to accept an alternate proposal in lieu of the Proposed Buyout.

69.       On August 31, 2009, in connection with the launch of the tender offer, defendants filed with the SEC and disseminated to shareholders the 14D-9, that recommends Charlotte Russe shareholders tender their shares to Advent. The 14D-9 is materially misleading because, among other things, it omits or misrepresents material information that shareholders need to be able to decide whether to tender their shares, including information regarding: (i) conflicts of interests that burdened the sales process; (ii) the sales process for the Company; (iii) the intrinsic value of the Company on a stand-alone basis; (iv) strategic alternatives for the Company; and (v) the data and inputs underlying the financial valuation of the Board’s financial advisors, Cowen and PJSC.

SELF-DEALING

70.       By reason of their positions with Charlotte Russe, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Charlotte Russe, and especially the true value and expected increased future value of Charlotte Russe and its assets, which they have not disclosed to Charlotte Russe’s public shareholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Charlotte Russe’s public shareholders.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

71.       The proposed sale is wrongful, unfair and harmful to Charlotte Russe’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Buyout is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of defendants on unfair terms.

72.       In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•

Withdraw their consent to the sale of Charlotte Russe and allow the shares to trade freely, without impediments, and undertake a fair and open sales process directed towards maximizing shareholder value.

•

Redeem or rescind the poison pill and the other impermissible preclusive and coercive deal protection devices defendants have included in the merger agreement with Advent that make competing offers for the Company impossible.

•

Act independently so that the interests of Charlotte Russe’s public shareholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee and require that any buyout proposal be approved by a majority of the minority shareholders.

•

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Charlotte Russe’s public shareholders.

•

Disclose all material information about the Proposed Acquisition, including, among other things, the sales process for the Company, the Company’s intrinsic value and prospects going forward, conflicts of interest that impinged on the sales process, and the financial analyses underlying the fairness opinion of the Company’s financial advisor.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties and Aiding and Abetting

73.	Plaintiff repeats and realleges each allegation set forth herein.

74.       The Individual Defendants, aided and abetted by the Company and Advent, have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of Charlotte Russe and have acted to put their personal interests ahead of the interests of Charlotte Russe’s shareholders.

75.	By the acts, transactions and courses of conduct alleged herein, defendants,

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

76.       The Individual Defendants have violated their fiduciary duties by negotiating a transaction with Advent without regard to the fairness of the transaction to Charlotte Russe’s shareholders. Defendants Charlotte Russe and Advent directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Charlotte Russe stock.

77.       As demonstrated by the allegations above, the Individual Defendants, aided and abetted by Charlotte Russe and Advent, failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Charlotte Russe because, among other reasons:

(a)       they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Buyout; and

(b)       they are using the proposed sale of the Company to aggrandize their own wealth upon completion of the sale.

78.       Because the Individual Defendants dominate and control the business and corporate affairs of Charlotte Russe, and are in possession of private corporate information concerning Charlotte Russe’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Charlotte Russe which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

79.       By reason of the foregoing acts, practices and course of conduct, the Individual Defendants, aided and abetted by Charlotte Russe and Advent, have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

80.       As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

81.       Unless enjoined by this Court, the Individual Defendants, aided and abetted by Charlotte Russe and Advent, will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Buyout which will exclude the Class from its fair share of Charlotte Russe’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

82.       The Individual Defendants, aided and abetted by Charlotte Russe and Advent, are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class and have breached and are breaching their fiduciary duties to the members of the Class.

83.       Unless the Proposed Buyout is enjoined by the Court, the Individual Defendants, aided and abetted by Charlotte Russe and Advent, will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Buyout terms, and may consummate the Proposed Buyout, all to the irreparable harm of the members of the Class.

84.       Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in plaintiff’s favor and in favor of the Class and against defendants as follows:

A.	Declaring that this action is properly maintainable as a class action;

B.        Declaring and decreeing that the Proposed Buyout is in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C.        Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Buyout, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders, and discloses all material information to shareholders regarding the Proposed Buyout;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

D.        Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Charlotte Russe’s shareholders;

E.        Rescinding, to the extent already implemented, the Proposed Buyout and proposals, voting agreements and termination fees associated therewith;

F.        Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.        Granting such other and further equitable relief as this Court may deem just and proper.

DATED: September 2, 2009

COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP

DARREN J. ROBBINS

RANDALL J. BARON

A. RICK ATWOOD, JR.

DAVID T. WISSBROECKER

AARON W. BEARD

/s/ David T. Wissbroecker

_____________________________________

DAVID T. WISSBROECKER

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

MURRAY, FRANK & SAILER LLP

BRIAN P. MURRAY

275 Madison Avenue, Suite 801

New York, NY 10016

Telephone: 212/682-1818

212/682-1892 (fax)

Attorneys for Plaintiff

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COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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